PROGEN
                                                              INDUSTRIES LIMITED


                 PROGEN SHARPENS CANCER FOCUS THROUGH DIVESTMENT


Brisbane  Australia,  Tuesday November 11, 2003, Progen Industries Limited (ASX:
PGL,  Nasdaq:  PGLAF)  today  announced  the  divestiture of their non-core Life
Sciences business unit with the agreement signed with Global Science and Technology Ltd (GST), a subsidiary of New Zealand based EBOS Ltd (NZX: EBO.NZ),
The  transaction,  valued  at  $1.2 M, along with recent capital raising, leaves
Progen with approximately $16 million in a solid cash position to focus on its anti-cancer drug development.

The Life Science Business Unit, which sells and distributes laboratory research consumables, formed part of Progen's Commercial Services division that includes the higher margin Contract Manufacturing Business Unit, which continues to provide valuable services to the Biotechnology industry.

Progen is committed to their focus on cancer drug development and this has been reinforced by the clinical progress achieved with anti-cancer compound PI-88.
Progen has concluded the first PI-88 Phase II trial, reaching clinical trial endpoints. It is also showing promise as a single-agent in a Phase I trial in patients with solid tumors. One third of cancer patients treated to date in this trial have experienced stable disease over periods up to 27 months. These encouraging data, combined with the company's demonstrated drug discovery and development capabilities in the treatment of cancer, have provided the strong commitment to R&D to realize the greatest value proposition for shareholders.

Progen historically has been involved in the sale and distribution of life sciences products after its incorporation in 1990. However, Progen's business model and focus has evolved into that of a drug discovery and drug development company. To enable the company to exploit the substantial opportunities presented from its core R&D pursuits, Progen has strategically converted the Life Sciences unit into a self-sustaining profitable business unit whilst in parallel looking at options for sustained growth both internally and externally.
Global Science and Technology Ltd. (GST) have demonstrated both experience and success in the Life Sciences distribution sector and were chosen as the best option to realize the growth strategy for the division.

Progen's Managing Director, Lewis Lee remarked. "The Life Sciences business sale is part of a deliberate strategy that will allow Progen to further sharpen its focus on their core competencies in the area of cancer drug discovery and development. The Life Sciences business unit has contributed to operational profit. We have chosen to divest the business unit to allow a reputable focused player in this market sector to undertake the next growth phase and allow us to concentrate our efforts on the greater value proposition for Progen in cancer drug development. On behalf of the company I congratulate and thank the Life
Sciences business unit management and staff for an outstanding achievement under the direction of Rodney Stewart."

The  formal transfer of Progen Life Sciences to GST will occur in late November.
Progen Life Sciences staff will be offered new employment by GST under the terms of the agreement and customers should notice little change as our commitment to customer service can be expected to continue through the transition period.

ENDS


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Keywords  -  Progen,  Life  Sciences, cancer, PI-88, Phase I, Phase II, clinical trials,  Antiangiogenesis.

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
Web links to recent news and other information about Progen:

AGM 2003 Managing Directors Presentation       www.progen.com.au/news/latest_news.cfm?item=316.0
                                               -------------------------------------------------
New Placement Terms Announced                  www.progen.com.au/news/latest_news.cfm?item=313.0
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Progen to manufacture for Prima Biomed         www.progen.com.au/news/latest_news.cfm?item=310.0
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Progen Secures Share Placement                 www.progen.com.au/news/latest_news.cfm?item=308.0
                                               -------------------------------------------------
Good Financial Results Bolster Strategy        www.progen.com.au/news/latest_news.cfm?item=304.0
                                               -------------------------------------------------
PI-88 meets Efficacy Endpoint Phase II Trial   www.progen.com.au/news/latest_news.cfm?item=299.0
                                               -------------------------------------------------
Funds received from Share Purchase Plan        www.progen.com.au/news/latest_news.cfm?item=298.0
                                               -------------------------------------------------
Encouraging sector news from ASCO              www.progen.com.au/news/latest_news.cfm?item=295.0
                                               -------------------------------------------------
Additional Results Support Trial Program       www.progen.com.au/news/latest_news.cfm?item=293.0
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PI-88 mode of action                           www.progen.com.au/researchdevelopment/pi-88.cfm
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Progen Industries Ltd.                         www.progen.com.au
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


About  Progen:
Progen Industries Limited is an Australian biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of various diseases.
Progen's  three  key  areas  of  expertise  are:

      -     Clinical  Development  via a comprehensive clinical trials programme involving  its  two  lead  compounds  -  PI-88  and  PI-166.
      -     Drug  discovery  projects  focusing  on  the  development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
      - Commercial Services manufacturing of biopharmaceutical products to world-class standards.

CONTACTS:

PROGEN INFORMATION:
Sarah Meibusch
Business Development Manager          Lewis Lee
Progen Industries Limited             Managing Director
T:  61 7 3273 9100                    Progen Industries Limited
E: Sarah.Meibusch@progen.com.au       Ph: 61 7 3273 9100
   ----------------------------

Patient Enquiry Line
Tel: 0417 436 548
Email: research@progen.com.au
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This press release contains forward-looking statements that are based on current management expectations and prevailing market conditions. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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